                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2011

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

NGN NETWORK: COMPANY TO DELIVER FIBRE TO 60% OF TRENTINO HOUSEHOLDS IS READY TO START

Shareholders are the Autonomous Province, Telecom Italia, McLink and Finanziaria Trentina

Trento, 16 December 2011

The President of the Autonomous Province of Trento Lorenzo Dellai, the Chairman of Telecom Italia, Franco Bernabè, the Chairman of McLink Paolo Nuti, and Chairman of Finanziaria Trentina Lino Benassi, today signed the go ahead for Trentino NGN, a company that will build a fibre optic next generation access network (NGAN).

The aim is to connect with fibre optic over 150,000 homes, around 60% of the province's entire housing stock. Local authorities, hospitals, universities, research bodies and businesses will also receive high speed links.

The new company will have an initial capital of €96 million, the Autonomous Province of Trento taking a majority 52% stake. For its part Telecom Italia will contribute to the capitalization of Trentino NGN by conferring the right to use the civil infrastructures necessary for the laying of the fibre, while McLink and Finanziaria Trentina will underwrite their quotas in cash.

Once specific levels of service penetration have been reached, it is foreseen that Telecom Italia may contribute its copper network to the capital of Trentino NGN, acquiring the majority and facilitating the migration from copper to fibre. Telecom Italia has also negotiated with the Province an option to acquire its stake in the company, to be exercised after six years for a sum equal to the investment made plus an annual interest rate of 7.5%.

Trentino NGN expects to spend €165 million over the next 10 years to complete the project (bringing fibre optic to homes in the area, maintenance of the network and providing service to all TLC operators wishing to use it).

Today's agreement follows the memorandum of understanding signed by the Autonomous Province of Trento and Telecom Italia on February 8, 2011 to start the project, after wide consultations with all TLC operators in a spirit of transparency and non-discrimination.

The Autonomous Province of Trento and Telecom Italia are already working together on a project to bridge the digital divide and deliver ADSL at speeds of up to 20 megabits/second to the whole province within two years.

President Lorenzo Dellai stated: “The new technologies assure higher competitiveness for the territories. They are new tools for the families, young people and businesses allowing them to meet the challenges of an increasingly global world. Fibre optic, in particular, is a legacy that we have a duty to deliver to the new generations who will be called upon to build the Trentino and Italy of tomorrow. The Trentino NGN project  is confirmation that the public and private sectors can and must work together with the primary aim of meeting the needs of citizens and society.”

“Telecom Italia has always been committed to providing the country with a modern high performance net infrastructure and we will continue to pursue this goal," said Franco Bernabè. “Migration to fixed and mobile ultrabroadband networks is a complex process that requires huge investments at a time of great economic distress and uncertainty of the demand. It will thus be necessary to adopt new network architectures, new business models, and new regulatory frameworks. Experimenting collaboration and co-investment models of the public and private sector can speed migration towards the next generation networks and Trentino NGN represents one of the first concrete examples of public private partnership in Europe.”

"As an operator with deep roots in Trentino, we felt it was important to make our contribution to an initiative that will certainly have beneficial knock-on effects for the local economy," stressed McLink chairman, Paolo Nuti. After all the debate about how to boost the development of next generation networks and services in Italy, I believe that Trentino NGN represents an ideal laboratory in which to finally test the economic and technical consistency of the hypotheses that have been put forward over the last two years.”

The chairman of Finanziaria Trentina, Lino Benassi said he was “pleased with the launch of the joint-venture Trentino NGN, which places the Autonomous Province of Trento at the cutting edge worldwide. It will give all Trentino firms and families access to the latest network services which are vital to growth and development in an increasingly competitive economic environment.”

Autonomous Province of Trento

Press Office

+39 0461 492662

http://www.provincia.tn.it

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2011-2013 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 16th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager